Exhibit 12

Western Massachusetts Electric Company

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$18,102	$60,438	$54,503	$43,054	$23,090	$26,196
Income tax expense	11,558	37,368	32,140	23,186	16,325	14,923
Equity in earnings of regional nuclear generating companies	(2)	(18)	(11)	(4)	(36)	(78)
Dividends received from regional equity investees	—	80	—	—	120	419
Fixed charges, as below	6,103	26,316	28,162	25,079	23,042	20,614
Less: Interest capitalized (including AFUDC)	(215)	(498)	(534)	(534)	(336)	(195)
Total earnings, as defined	$35,546	$123,686	$114,260	$90,781	$62,205	$61,879

Fixed charges, as defined:
Interest on long-term debt (a)	$6,062	$23,625	$23,462	$20,023	$17,988	$14,074
Interest on rate reduction bonds	—	177	1,229	2,335	3,372	4,335
Other interest (b)	(416)	1,049	1,943	1,254	479	877
Rental interest factor	242	967	994	933	867	1,133
Interest capitalized (including AFUDC)	215	498	534	534	336	195
Total fixed charges, as defined	$6,103	$26,316	$28,162	$25,079	$23,042	$20,614

Ratio of Earnings to Fixed Charges	5.82	4.70	4.06	3.62	2.70	3.00

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.